Safety, Rehabilitation and Compensation Act 1998 (Cwth)

This report is provided in accordance with section 108H of the Australian Safety, Rehabilitation and Compensation Act 1988 (Cwth) (SRC Act). Telstra holds a Class B licence under the SRC Act. This licence allows Telstra to both self-insure and to contract out the administration of its workers' compensation claims to the private sector.

In fiscal 2002 Telstra conducted a comprehensive review of its workers' compensation and rehabilitation functions. As a result there have been significant changes to the workers' compensation claims management processes, plus there has been a change in the rehabilitation providers to Telstra.

An overall compensation and rehabilitation audit methodology has also been developed that measures both the SRC Act regulatory requirements as well as the management systems of the workers' compensation and rehabilitation providers.

During fiscal 2002 Telstra received 2,056 new claims for workers' compensation which is a reduction of 187 from the new claims received in fiscal 2001. As at 30 June 2002 Telstra had 2,972 open claims at hand, which is a reduction of 1,039 on the open claims numbers as at the same time last year.